(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	FPCMS 82 Devonshire Street Boston MA 02109-3614 617-563-7000

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	December 16, 2009

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christian Sandoe

RE:	Fidelity Trend Fund (the trust):
Fidelity Trend Fund (the fund)
File Nos. (002-15063) and (811-00790)
Post-Effective Amendment No. 123

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, transmitted herewith on behalf of the trust is Post-Effective Amendment No. 123 to the trust's current effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which, executed pursuant to the Powers of Attorney dated September 30, 2009 and August 1, 2008, is maintained at the offices of the trust.

This filing contains the Prospectus and Statement of Additional Information for Fidelity Trend Fund. The documents have been modified to reflect amendments made to Form N-1A under the Enhanced Disclosure and New Prospectus Delivery Option for Registered Open-End Management Investment Companies Final Rule. This is the first filing of these documents in the amended format. Due to the extent of the modifications made to the prospectus, this document has not been tagged to indicate changes made since the last definitive filing. The fund's SAI has been tagged to indicate modifications made since the last definitive filing. The fund may be marketed through banks, savings and loan associations, or credit unions.

This filing also serves to update standard disclosure and implement editorial changes.

Pursuant to Rule 485(a), the trust elects an effective date of March 1, 2010. We request your comments by January 15, 2010.

Please contact Jamie Plourde at (617) 563-1375 in connection with any questions or comments regarding this filing.

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Sincerely,

/s/ Eugenio Martinez
Eugenio Martinez
Legal Product Group